Venerable Insurance and Annuity Company
and the following variable annuity supported by its Separate Account B:
Simplicity Variable Annuity

Prospectus and Notice Supplement Dated January 9, 2026

This supplement updates the most recent Prospectus and Notice for your variable annuity Contract and subsequent supplements thereto. Please read it carefully and keep it with your copy of the Prospectus and Notice for future reference.
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NOTICE OF AD IMPORTANT INFORMATION ABOUT UPCOMING FUND ADDITIONS

Subaccounts that invest in the following Funds are not currently available but will be added to your Contract and available for new premiums and transfers of Contract Value on or about the close of business March 20, 2026. Information about each Fund is shown below. The Funds are new and consequently do not yet have actual performance information.

Investment Objective	Fund Name Investment Adviser/Sub-Adviser	Current Expenses
Seeks to provide current income and long-term capital growth.
Venerable Real Estate Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Adviser: Russell Investment Management, LLC

Non-Discretionary Sub-Adviser: Duff & Phelps Investment Management Co. and Wellington Management Company LLP

(Class V) 1.00%[1]
Seeks to maximize long term total real return, consistent with the preservation of real capital.	Venerable Inflation Focused Fund Investment Adviser: Venerable Investment Advisers, LLC Discretionary Sub-Adviser: Franklin Advisers, Inc.	(Class V) 0.84%[1]
Seeks to provide long-term capital growth.
Venerable International Equity Fund

Investment Adviser: Venerable Investment Advisers, LLC

Discretionary Sub-Adviser: Franklin Advisers, Inc.

Non-Discretionary Sub-Advisers: ClearBridge Investments, LLC and Putnam Investment Management, LLC

(Class V) 0.99%[1]

NOTICE OF AN ADDITIONAL NON-DISCRETIONARY SUB-ADVISER FOR THE VENERABLE US LARGE CAP STRATEGIC EQUITY FUND

Effective September 26, 2025, Putnam Investment Management, LLC was added as a Non-Discretionary Sub-Adviser for the Venerable US Large Cap Strategic Equity Fund. This information is hereby added to the Appendix A of your most recent Prospectus and Notice for this Fund.

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1
Current Expenses are each Fund’s total net annual operating expenses and reflect any temporary expense reimbursements or fee waiver arrangement that are in place and reported in the Fund’s prospectus. Current Expenses would be higher if these temporary expense reimbursements/waivers were not reflected. Also note that the Current Expenses reflect only the fees and expenses of the Funds and not the Contract fees and expenses.

MORE INFORMATION IS AVAILABLE

More information about the Funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Fund. You may view these documents online at https://docs.venerable.com or get copies by contacting:
Customer Service
P.O. Box 9271
Des Moines, Iowa 50306-9271
(800) 366-0066

If you received a summary prospectus for any of the Funds available through your Contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the Fund’s summary prospectus.